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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        ---------------------------------

                                   SCHEDULE TO
                                 (Rule 14d-100)

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)

                        ---------------------------------

                               CALPINE CORPORATION
                       (Name of Subject Company (Issuer))

                               CALPINE CORPORATION
                  (Name of Filing Person Corporation (Issuer))

                        ---------------------------------

                4% Convertible Senior Notes Due December 26, 2006
                         (Title of Class of Securities)

                                    131347BA3
                                    131347AZ9
                     (CUSIP Numbers of Class of Securities)

                        ---------------------------------

                                Peter Cartwright
                 Chairman, President and Chief Executive Officer
                           50 West San Fernando Street
                           San Jose, California 95113
                                 (408) 995-5115
  (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:
                               William R. Collins
                               Covington & Burling
                           1330 Avenue of the Americas
                          New York, New York 10019-5400
                                 (212) 841-1000

                        ---------------------------------

                            Calculation of Filing Fee

  -----------------------------------------------------------------------------
  |                                     |                                     |
  | Transaction Value: $483,059,000.00* |  Amount of Filing Fee: $61,203.58** |
  |                                     |                                     |
  -----------------------------------------------------------------------------

* Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934. Based upon the maximum amount of cash that might be paid for the 4% Convertible Senior Notes Due December 26, 2006 (the "Notes") assuming that $483,059,000 aggregate principal amount of outstanding Notes are purchased at a price of $1,000 per $1,000 principal amount.

**   Previously paid.


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[ ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
         [ ]  third-party tender offer subject to Rule 14d-1.
         [X]  issuer tender offer subject to Rule 13e-4.
         [ ]  going-private transaction subject to Rule 13e-3.
         [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer:      [ ]

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                                  TENDER OFFER

    This Amendment No. 1 (this "Amendment") amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed with the United States Securities and Exchange Commission (the "SEC") by Calpine Corporation ("Calpine" or the "Company"), a Delaware corporation, on February 9, 2004 (the "Schedule TO"), in connection with Calpine's offer to purchase for cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated February 9, 2004 (the "Offer to Purchase"), and related Letter of Transmittal (the "Letter of Transmittal"), any and all of Calpine's outstanding 4% Convertible Senior Notes Due December 26, 2006 (the "Notes"). Copies of the Offer to Purchase and the Letter of Transmittal are filed as exhibits (a)(1)(i) and (a)(1)(ii), respectively, to this Schedule TO.

ITEM 1:  SUMMARY TERM SHEET.

Item 1 of Schedule TO is hereby amended and supplemented as follows:

The paragraph under the question "HOW MUCH IS CALPINE WILLING TO PAY FOR THE NOTES?" in the section of the Offer to Purchase titled "SUMMARY TERM SHEET - INFORMATION ABOUT THE OFFER" on page 4 of the Offer to Purchase is amended and restated in its entirety as follows:

     We are offering to pay $1,000 in cash plus accrued and unpaid interest to, but not including, the payment date for each $1,000 principal amount of Notes. Under no circumstances will any interest be paid or payable because of any delay in the transmission of funds by the Depositary.

     Holders who do not tender their Notes in the Offer will have the right to require us to repurchase all or a portion of the Notes on December 26, 2004, at 100% of their principal amount plus any accrued and unpaid interest to the repurchase date. If a Holder elects to require us to repurchase the Notes, we may choose to pay the repurchase price in cash or shares of our common stock. If we pay the repurchase price with shares of our common stock, the common stock will be valued at 100% of the average closing sales prices of our common stock for the five trading day period ending on the third business day prior to the repurchase date. If you do not tender your Notes in the Offer but instead require us to repurchase all or a portion of your Notes on December 26, 2004, you will be entitled to continue to receive interest on your Notes to the date your Notes are repurchased.

The paragraph under the question "WHEN WILL HOLDERS RECEIVE PAYMENT FOR TENDERED NOTES?" in the section of the Offer to Purchase titled "SUMMARY TERM SHEET - INFORMATION ABOUT THE OFFER" on page 6 of the Offer to Purchase is amended and restated in its entirety as follows:

          You will receive payment for your Notes promptly after the date on which we accept all Notes properly tendered and not validly withdrawn. The timing of our acceptance for payment of Notes tendered pursuant to the Offer is subject to Rule 14e-1(c) under the Exchange Act, which requires that we pay the consideration offered or return the Notes deposited by or on behalf of the Holders promptly after the termination or withdrawal of the Offer. Assuming the Offer is not extended, we expect the payment date for Notes to be on or about March 10, 2004. Under no circumstances will any interest be paid or payable because of any delay in the transmission of funds by the Depositary. You should read the section titled "Terms of the Offer - General" for more information.

ITEM 4:  TERMS OF THE TRANSACTION.

Item 4(a) of Schedule TO is hereby amended and supplemented as follows:

The paragraph titled "Terms of the Offer - Procedure for Tendering Notes - Form and Validity" on page 13 of the Offer to Purchase is amended and restated in its entirety as follows:

          All questions as to the form of all documents and the validity, eligibility, including time of receipt, acceptance for payment and withdrawal of tendered Notes will be determined by us, in our sole discretion, and our determination will be final and binding. We reserve the absolute right to reject any and all tenders of Notes that we determine are not in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. Our interpretation of the terms and conditions of the Offer, including the instructions in the Letter of Transmittal, will be final and binding. None of us, the Dealer Manager, the Depositary, the Information Agent or the Trustee or any other person


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     will be under any duty to give notification of any defects or irregularities in tenders or any notices of withdrawal or will incur liability for failure to give any such notification.

The section titled "Terms of the Offer - Conditions to the Offer" beginning on page 15 of the Offer to Purchase is amended and restated in its entirety as follows:

          The Offer is not conditioned on a minimum principal amount of Notes being tendered. Notwithstanding any other provision of the Offer, we may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and payment for, Notes tendered, subject to the rules under the Exchange Act, if at any time before the Expiration Date, any of the following events have occurred (or been determined by us to have occurred) that in our reasonable judgment and regardless of the circumstances giving rise to the event or events, makes it inadvisable to proceed with the Offer or with acceptance of the Notes for prepayment:

                (i) there is pending or has been threatened or instituted any action, proceeding or investigation by or before any court or governmental regulatory or administrative agency or authority or tribunal, domestic or foreign, which (a) challenges the making of the Offer, the acquisition of Notes pursuant to the Offer or otherwise relates in any manner to the Offer or (b) in our reasonable judgment, could have a material adverse effect on the business, financial condition, income, operations or prospects of Calpine and its subsidiaries, taken as a whole (a "Material Adverse Effect");

                (ii) there has been any material adverse development, in our reasonable judgment, with respect to any action, proceeding or investigation concerning Calpine existing on the date hereof;

                (iii) a statute, rule, regulation, judgment, order, stay or injunction shall have been threatened, proposed, sought, promulgated, enacted, entered, enforced or deemed to be applicable by any court or governmental regulatory or administrative agency, authority or tribunal, domestic or foreign, which, in our reasonable judgment, would or might directly or indirectly prohibit, prevent, restrict or delay consummation of the Offer or that could have a Material Adverse Effect;

                (iv) there has been or is likely to occur any event or series of events that, in our reasonable judgment, would or might prohibit, prevent, restrict or delay consummation of the Offer or that will, or is reasonably likely to, materially impair the contemplated benefits to Calpine of the Offer, or otherwise result in the consummation of the Offer not being, or not being reasonably likely to be, in the best interests of Calpine;

                (v) there has been (a) any general suspension of, shortening of hours for or limitation on prices for trading in securities in the United States securities or financial markets for a period in excess of 24 hours, (b) a material impairment in the trading market for debt securities, (c) a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States (whether or not mandatory), (d) a commencement of a war, armed hostilities, act of terrorism or other national or international crisis, (e) any limitation (whether or not mandatory) by any governmental authority on, or other event having a reasonable likelihood of affecting, the extension of credit by banks or other lending institutions in the United States, (f) any material change in the United States currency exchange rates or a suspension of, or limitations on, the markets therefor (whether or not mandatory) or (g) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

                (vi) there has been or is likely to occur any change or development, including without limitation, a change or development involving a prospective change, in or affecting the business or financial affairs of Calpine and its subsidiaries which, in our reasonable judgment, could or might prohibit, restrict or delay consummation of the Offer or impair the contemplated benefits of the Offer to Calpine or might be material in deciding whether to accept any tenders of Notes.

     IMPORTANT: The above conditions are for our sole benefit and may be asserted by us regardless of the circumstances, including any action or inaction by us, giving rise to such condition or may be waived by us


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     in whole or in part at any time and from time to time in our reasonable discretion prior to the Expiration Date. The failure by us at any time to exercise any of the foregoing rights will not be deemed a waiver of any other right, and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

ITEM 6:  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Item 6(a) of Schedule TO is hereby amended and supplemented as follows:

The paragraph titled "PURPOSE OF THE OFFER" on page 9 of the Offer to Purchase is amended and restated in its entirety as follows:

                  We are making the Offer in order to acquire any or all of the outstanding Notes that we have not already purchased in open market or privately negotiated transactions. We have previously repurchased approximately $652 million aggregate principal amount of Notes in open market and privately negotiated transactions. These repurchases and the Offer are part of our plan to refinance or extend all of our debt obligations that mature in 2004. As described in the section titled "Source and Amount of Funds," we are using the proceeds from our recent offering of $900 million in aggregate principal amount of 4.75% Contingent Convertible Notes due 2023 to finance these repurchases and the Offer. Holders have the right to require us to repurchase all or a portion of the Notes on December 26, 2004, at 100% of their principal amount plus any accrued and unpaid interest to the repurchase date. We are making the Offer at this time in order to reduce our interest expense by using the cash available from our recent offering to provide Holders with an opportunity to have their Notes repurchased at 100% of their principal amount plus accrued and unpaid interest in advance of the December 26, 2004 optional redemption date. We will deliver the Notes that we purchase in the Offer to the Trustee for cancellation, and those Notes will cease to be outstanding. Any Notes that remain outstanding after the Offer will continue to be our obligations. Holders of those outstanding Notes will continue to have all the rights associated with those Notes. We are not seeking the approval of Holders for any amendment to the Notes or the Indenture.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 27, 2004

                                       CALPINE CORPORATION



                                       By: /s/ ERIC N. PRYOR
                                           ----------------------------------
                                              Eric N. Pryor
                                              Senior Vice President - Finance




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                                INDEX TO EXHIBITS

Exhibit Number       Description of Document
--------------       -----------------------

(a)(1)(i)            Offer to Purchase, dated February 9, 2004.*

(a)(1)(ii)           Letter of Transmittal, dated February 9, 2004.*

(a)(1)(iii)          Letter to Clients, dated February 9, 2004.*

(a)(1)(iv) Letter to Broker, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 9, 2004.*

(a)(1)(v) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(2)               Press Release Regarding Offer, dated February 9, 2004.*

(d)(1) Indenture dated as of August 10, 2000, between the Company and Wilmington Trust Company, as Trustee (previously filed as Exhibit 4.1 to our Registration Statement on Form S-3 filed with the SEC on January 17, 2002).

(d)(2) Certificate of Calpine Directors to Trustee under Trust Indenture, , dated as of December 26, 2001 (previously filed as Exhibit 4.4 to our Registration Statement on Form S-3 filed with the SEC on April 5, 2002).

(d)(3) Registration Rights Agreement, dated December 26, 2001, between the Company and the Initial Purchaser (previously filed as Exhibit 4.2 to our Registration Statement on Form S-3 filed with the SEC on April 5, 2002).

(d)(4) Amended and Restated Rights Agreement, dated as of September 19, 2001, between Calpine Corporation and Equiserve Trust Company, N.A., as Rights Agent (previously filed as Exhibit 1 to our Registration Statement on Form 8-A/A filed with the SEC on September 28, 2001).


*  Previously filed.



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